June 12, 2006

Larry Kristof, President
Lexington Energy Services Inc.
207 West Hastings Street, Suite 1209
Vancouver, British Columbia, Canada V6B 1H7

> **Re: Lexington Energy Services Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 16, 2006**
> **File No. 333-1329**

Dear Mr. Kristof:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1.   Please provide an address in the United States for service of process.

Prospectus Cover Page

2.   Please explain to us whether you intend to limit your sale of securities to certain states and disclose any state restrictions on the prospectus cover page.

Prospectus Summary, page 7

3.   Please briefly describe the nature of the services you provide to oil and gas companies and explain the nature of your current operations.

4.   Please provide a recent development section to describe your financial situation as of a more recent date.

Risk Factors, page 10

7.   Please include a prominent risk factor to indicate that the Bulletin Board may be quoting a price that is lower than the $0.85 price at which you are offering your securities. Also indicate that investors may negotiate a lower price from existing shareholders when those shareholders are eligible to sell their shares.

5.   Please add a risk factor that highlights that Mr. Kristof and Mr. Nimeck purchased their shares at significantly lower prices than the share price of this offering.

6.   Please add a risk factor concerning your assets and your officers and directors are located in Canada.

We are solely dependent on the funds to be raised…, page 11

7.   Please explain why you intend to use amounts raised from the offering to purchase a nitrogen generation unit and a coring unit first when you have a contract to purchase p-tanks, which you do not intend to pay for until you raise additional money. Provide risk factor disclosure regarding this strategy.

We may not complete construction…, page 11

8.   Please address any risks that arise if you are not able to pay for these p-tank units, including manufacturing contracts or agreements with customers.

Success depends in part on our ability to attract and retain additional personnel…, page 13

9.   Please describe the problems that caused your Chief Financial Officer to resign.

Because our officers and directors, who are also our promoters, may own more than 50%..., page 14

10.   Please address other risks associated with these individuals controlling the company, including, but not limited to, the ability for the company to be sold to third parties.

11.   Please describe with specificity what oil field services Mr. Nimeck's company provides and how it could, or does currently, compete with you.

Use of Proceeds, page 15

12.   Please describe what is included in the $380,000 of general and administrative expenses.

Selling Shareholders, page 23

13.   Please describe to us why a subscription agreement relating to the November 2005 offering was rescinded.

14.   Please revise to price the shares offered by Greystone, Mr. Kristof and Mr. Nimeck and disclose that these parties will conduct their offering at the fixed price for the duration of the offering.   The prospectus should make clear the fact that these persons are underwriters of this offering.

Directors, Executive Officers, Promoters and Control Persons, page 35

15.   Please ensure you have disclosed each executives experience for the past five years.

Shares eligible for Future Sale, page 39

16.   Please disclose the effect of the requirements under Rule 144(c) on your shareholders ability to resell under Rule 144.

Nitrogen Generation Unit, page 41

17.   Please clarify how you have put down a deposit for a nitrogen generation unit, and later you state you plan to build the unit. We note your disclosure on page 48.

18.   Please explain how your Nitrogen Generation Unit differs from those currently on the market, we note your disclosure in the last paragraph on page 44.

The Oil and Gas Services Industry, page 44

19.   Please clarify why you are citing U.S. consumption and production figures when you appear to be serving Canadian based producers.

Competition, page 44

20.   Please clarify what will be unique about your equipment as it appears you are using some off-the-rack products for leasing and are not seeking patent protection. Please add appropriate risk factors.

Management's Discussion and Analysis or Plan of Operation, page 46

Mobile Well Testing Units, page 48

21.   We note that you entered into an agreement with a related party to lease a p-tank for 48 months at a price of $6,105 per month, or approximately $293,000 over the life of the lease. We note that the cost to build a p-tank is $390,000. Tell us more

about this agreement, including its terms and conditions. Explain the number of years you will depreciate the equipment once it is built. Also describe the business purpose, specifically why you would be willing to lease the equipment to Southern Well Testing for less than the cost of the equipment. We may have additional comments after reviewing your response.

22.   Please explain your obligations under the two leases to lease this equipment.

Nitrogen Generation Unit, page 48

23.   We note on page 48 of your MD&A that you have paid deposits totaling $495,000 as it relates to the construction of the nitrogen generation unit. Please reconcile this amount with page 51, which states "subsequent to November 30, 2005" you made $250,000 in deposits.

24.   Please file as an exhibit the agreement with your manufacturer of your nitrogen generation unit.

Coring Units, page 49

25.   Please explain how the deposit for the two coring units work, and how much additional you need to acquire one coring unit. Also, if you are only able to buy one coring unit, how much of the security deposit could be lost.

New Facility, page 49

26.   We note on page 7 you state your proceeds are being used to acquire land, yet here you state you have the money in the bank. Please clarify.

27.   The references on page 49 to 7%% and $740,000 are not consistent with the table on page 16. Please revise.

Limited operating history; need for additional capital, page 50

28.   We note your disclose that your certified public accountants issued a report dated February 3, 2006. Please reconcile this with the report of the independent registered public accounting firm on page F-1 of April 20, 2006. Revise as necessary.

Liquidity and Capital Resources, page 50

29.   In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a more detailed description of management's specific viable plans intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified

and discussed. Additionally, there should be a reasonably detailed discussion of
Lexington Energy Services, Inc. ability (or inability) to generate sufficient cash to
support its operations during the twelve-month period following the date of the
most recent balance sheet presented. Specifically:

· Include the consequences if you fail to raise the funds. Specifically, if you
would lose all your deposits made for the equipment and land.

· Disclose your monthly cash burn rate.

· In the table where you disclose the expected cash requirements, please
give the anticipated <u>dates</u> of these payments.

· Describe any significant planned increase in operating expense.

November 30, 2005 Financial Statements, page F-1

30.	The financial statements should be updated, as necessary, to comply with Item
310(g) of Regulation S-B at the effective date. Also please provide an updated
accountants' consent with any amendment to the filing.

Statement of Stockholders' Equity, page F-5

31.	We see that "stock subscriptions receivable" and "total" stockholders' equity do
not agree to your balance sheet. Please revise. Apply this comment to your
February 28, 2006 financial statements as well.

32.	In each transaction involving the issuance of shares for services, expand your
disclosures to state the fair value of the issuance. Disclose how each issuance was
valued. Address both the method and the significant assumptions applied.

Note 2. Summary of Significant Accounting Policies, page F-6

(i) Foreign Currency Translation, page F-7

33.	We see that your functional currency is the United States dollar. Given that you
are located in Canada and plan to conduct your business in Western Canada
please tell us why you do not consider Canada your primary economic
environment. Please refer to paragraphs 5 – 10 of SFAS 52.

Interim Financial Statements for the period ending February 28, 2006, page F-13

Statement of Stockholders' Equity, page F-16

34.	Please revise to disclose the date for each equity issuance as required by
paragraph 11(d)(1) of SFAS 7. For each non-cash transaction, disclose in the

footnotes the nature of the non-cash consideration and the basis for assigning recorded amounts.

Note 5. Stock Options, page F-19

35.   We see that the expected volatility that you used for valuing stock options decreased from 100% at November 30, 2005 to .1% at February 28, 2006. Please explain the underlying reasons for such a significant change in your expected volatility or revise as necessary.

Note 6. Commitments, page F-20

36.   We note that you paid $262,110 in non-refundable deposits toward equipment purchases. Please address the following comments:

  ·   Tell us the significant terms of this purchase agreement, including when title of the equipment transfers and to whom title of the equipments reverts to in the event that you are not able to make all required payments.

  ·   Tell us why you believe the non-refundable deposits meet the definition of an asset. We note the disclose on page 48, that you may lose the deposits if you fail to make future payments. Please advise and refer to Concept Statement 6 in your response.

  ·   Revise to separately disclose the deposits on the face of the balance sheet.

  ·   If you have received equipment, tell us the period over which this equipment is being depreciated and the amount of depreciation recorded to date.

  ·   Explain if the transaction was with a related party.

    We may have additional comments after reviewing your response.

Undertakings, page 59

37.   Please provide the form of undertaking required after December 1, 2005 and include all required undertakings.

Exhibits

38.   Please file your subscription agreement as an exhibit.

Exhibit 5.1

39.   We note the opinion states counsel has "reached the following conclusions." Please clarify whether this means that counsel is of the opinion that the shares are legally issued, fully paid and non-assessable.

40.   We note the opinion states that the selling shareholders shares "when sold,"
        please clarify that that refers to those shares being sold in this offering.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or in his absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas A. Jones
Senior Attorney

cc: (via fax)   Penny Green